UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) January 19, 2022

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 E. Pine St. Ste. 850 Orlando Fl 32801

(Full mailing address of principal executive offices)

(407) 986-4234

 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common, Bonds and Redeemable Preferred Stock

Item 7. Departure of Certain Officers

As of January 11, 2022, Paul Carrazzone became CEO of the issuer, in addition to being the company President.

Mr. Carrazzone replaced James S. Byrd, Jr. as CEO. Mr. Byrd will continue in his role as Chairman of the Board of the issuer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	LEGION CAPITAL CORPORATION

By (Signature and Title)	Paul Carrazzone, President

Date January 19, 2022

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